Exhibit 99.2

Execution Version

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER, dated April 29, 2026 (this “Amendment”), is entered into by and among LakeShore Biopharma Co., Ltd, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and formerly known as YishengBio Co., Ltd and YS Biopharma Co., Ltd. (the “Company”), Oceanpine Skyline Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands (“Parent”), and Oceanpine Merger Sub Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”, together with the Company and Parent, collectively, the “Parties” and each a “Party”).

RECITALS

WHEREAS, the Parties entered into that certain Agreement and Plan of Merger dated November 4, 2025 (the “Agreement”);

WHEREAS, the Parties desire to amend the Agreement as set forth below; and

WHEREAS, Section 10.1 of the Agreement (Amendment and Modification) provides that the Agreement may be amended by written agreement of the Parties, by action taken by or on behalf of their respective board of directors (or individuals holding similar positions) with the Company acting solely through the Special Committee.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound the Parties hereby agree as follows:

Article I
DEFINITIONS AND TERMS

Section 1.1 Definitions. Unless otherwise specifically defined herein, all capitalized terms used but not defined herein shall have the meanings ascribed to them under the Agreement.

Article II
amendmentS TO THE agreement

Section 2.1 Amendment to Recitals. The Recitals of the Agreement are hereby amended and restated in their entirety to read as follows:

“RECITALS

WHEREAS, the Parties intend that Merger Sub be merged with and into the Company, with the Company being the surviving company and becoming a wholly-owned subsidiary of Parent as a result of the Merger on the terms and subject to the conditions set forth herein and in accordance with Part 16 of the Companies Act (the “Merger”);

WHEREAS, as of the date of the Amendment No. 1, the board of directors of the Company (the “Board”) acting upon the unanimous recommendation of the Special Committee has (a) determined that the terms of this Agreement, the Plan of Merger and the other Transaction Documents to which the Company is a party and the transactions contemplated hereby and thereby, including the Merger (collectively, the “Transactions”) are fair to, and in the best interests of, the Company and the unaffiliated security holders (as such term is defined in Rule 13e-3 of the Exchange Act) and declared it advisable to enter into this Agreement and the Plan of Merger and consummate the Transactions, including the Merger, (b) adopted resolutions authorizing and approving the execution, delivery and performance by the Company of this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, and (c) resolved to recommend that the shareholders of the Company approve this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, at the Shareholders’ Meeting;

WHEREAS, as of the date of the Amendment No. 1, the respective board of directors of Parent (on behalf of Parent itself and as the sole shareholder of Merger Sub) and Merger Sub has each unanimously (a) determined that the terms of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, are advisable and in the best interests of Parent and Merger Sub, respectively, and their respective shareholders, and (b) authorized and approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein; and

WHEREAS, as a condition and inducement to Parent’s, Merger Sub’s and the Company’s willingness to enter into this Agreement, the Rollover Shareholders and Parent have entered into a rollover and support agreement, dated November 4, 2025, which was amended and restated in its entirety by that certain amended and restated rollover and support agreement, dated April 29, 2026 (the “Support Agreement”), pursuant to which each of such Rollover Shareholders has irrevocably agreed, among other things, (a) to vote any Shares Beneficially Owned by each of them in favor of the approval and adoption of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, and (b) subject to the terms and conditions of the Support Agreement, (A) to subscribe for or otherwise receive newly issued Parent Shares at or immediately prior to the Effective Time and (B) to receive no consideration for the cancellation of the Rollover Shares in accordance with this Agreement.

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, the Guarantor has executed and delivered a limited guarantee in favor of the Company, dated November 4, 2025, which was amended and restated in its entirety by that certain amended and restated limited guarantee, dated April 29, 2026, to guarantee the due and punctual performance and discharge of certain payment obligations of Parent under this Agreement (the “Limited Guarantee”).”

Section 2.2 Amendment to Section 1.1.

(a) The definition of “Agreement” in Section 1.1 (Definitions) of the Agreement is hereby amended and restated in its entirety to read as follows:

“Agreement” means that certain Agreement and Plan of Merger dated November 4, 2025, as amended by the Amendment No. 1.

(b) The following shall be added to Section 1.1 (Definitions) of the Agreement:

“Amendment No. 1” means that certain Amendment No. 1 to Agreement and Plan of Merger dated April 29, 2026 entered into by and among Parent, Merger Sub and the Company.

(c) The definition of “Company Material Adverse Effect” in Section 1.1 (Definitions) of the Agreement is hereby amended by adding the following sentence at the end thereof:

“Notwithstanding anything to the contrary herein, the arbitral awards issued by the Kaifeng Arbitration Commission regarding three arbitration cases involving Liaoning Yisheng Biopharma Co., Ltd. and Beijing Yisheng Biotechnology Co., Ltd., received by the Company on January 21, 2026 and January 22, 2026, any Legal Proceeding seeking to enforce, recognize, challenge, vacate, modify, dispute, or otherwise give effect to such arbitral awards, and any liabilities, losses or damages incurred by the Company or any of its Subsidiaries therefrom, shall not, individually or in the aggregate, be deemed to constitute, result in, or give rise to a Company Material Adverse Effect.”

(d) The definition of “Equity Commitment Letter” in Section 1.1 (Definitions) of the Agreement is hereby amended and restated in its entirety to read as follows:

“Equity Commitment Letter” means the equity commitment letter, dated November 4, 2025, which was amended and restated in its entirety by that certain amended and restated equity commitment letter, dated April 29, 2026, to Parent from the Sponsor, pursuant to which the Sponsor has committed, subject to the terms and conditions set forth therein, to purchase or cause the purchase of the Equity Interests of Parent, for the cash amount set forth therein.

Section 2.3 Amendment to Section 1.2(a). Section 1.2(a) of the Agreement is hereby amended by adding the following sentence at the end thereof:

“For the avoidance of doubt, effective from the date of the Amendment No. 1, each reference to “this Agreement,” “hereof,” “herein,” “hereunder,” “hereby” and each other similar reference shall be construed to refer to this Agreement as amended by the Amendment No. 1. Notwithstanding the foregoing, references to “the date hereof,” “the date of this Agreement”, and other similar references shall in all instances continue to refer to November 4, 2025. References to “the date of the Amendment No. 1” and “as of the date of the Amendment No. 1” shall refer to April 29, 2026.”

Section 2.4 Amendment to Section 3.1(a). The reference to “US$0.90” in Section 3.1(a) of the Agreement is hereby amended to “US$0.066”.

Section 2.5 Amendment to Section 4.4 (b). Section 4.4(b) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(b) The Special Committee is composed of three (3) members of the Board, each of whom is not affiliated with Parent or Merger Sub and is not a member of the Company’s management and qualifies as an “independent director” (as such term is defined in Rule 10A-3 under the Exchange Act). As of the date of the Amendment No. 1, the Board, acting upon the unanimous recommendation of the Special Committee, by resolutions duly adopted by vote of those directors voting at a meeting duly called and held, has (i) determined that the terms of the Transactions are fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares); (ii) determined that the Merger is in the best interests of the Company and the unaffiliated security holders (as such term is defined in Rule 13e-3 of the Exchange Act), and declared that it is advisable for the Company to enter into this Agreement with Parent and Merger Sub and the Plan of Merger; (iii) authorized and approved the execution, delivery and performance by the Company of this Agreement and the Plan of Merger and the consummation of the Transactions upon the terms and subject to the conditions set forth herein; and (iv) subject to the terms of this Agreement (including Section 6.2), resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, to the holders of Shares (the “Company Recommendation”).”

Section 2.6 Amendment to Section 4.4(c). Section 4.4(c) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(c) As of the date of the Amendment No. 1, the Special Committee has received the written opinion of Kroll, LLC, operating through its Duff & Phelps Opinions Practice as an independent financial advisor to the Special Committee (the “Financial Advisor”), to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, the Per Share Merger Consideration (which, for the avoidance of doubt, shall refer to such term as amended by the Amendment No. 1) to be received by holders of Shares (other than the Excluded Shares and Dissenting Shares) is fair, from a financial point of view, to such holders, a copy of which opinion will be delivered to Parent promptly after the execution of the Amendment No. 1 for informational purposes only. It is agreed and understood that such opinion may not be relied on by Parent or Merger Sub. The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement and Schedule 13E-3.”

Section 2.7 Amendment to Sections 5.8, 5.9 and 5.12. The representations and warranties set forth in Sections 5.8, 5.9 and 5.12 of the Agreement shall be deemed to be given by Parent and Merger Sub to the Company solely with respect to the Buyer Group Contracts, the Limited Guarantee and the Equity Commitment Letter as of the date of the Amendment No. 1.

Section 2.8 Amendment to Section 7.1. Section 7.1 of the Agreement is hereby amended by adding the following paragraph at the end thereof:

“The Parties shall supplement or amend, as applicable, the Proxy Statement and the Schedule 13E-3 to reflect the amendments contemplated by the Amendment No. 1, including the revised Per Share Merger Consideration, the updated Company Recommendation and the updated opinion from the Financial Advisor. The obligations of the Parties set forth in this Section 7.1 shall apply mutatis mutandis to the preparation, filing and distribution of any such supplement or amendment to the Proxy Statement and the Schedule 13E-3.”

Section 2.9 Amendment to Section 9.1(b)(3). The reference to “nine (9) months from the date of this Agreement” in Section 9.1(b)(3) of the Agreement is hereby amended to “nine (9) months from the date of the Amendment No. 1”.

Section 2.10 Amendment to Section 9.3. The reference to “US$550,000” in Section 9.3(a) of the Agreement is hereby amended to “US$50,000”. The reference to “US$1,100,000” in Section 9.3(b) of the Agreement is hereby amended to “US$100,000”.

Article III
Miscellaneous

Section 3.1 No Further Amendment. The Parties agree that all other provisions of the Agreement shall, subject to the amendments set forth in Article II (Amendments to the Agreement) of this Amendment, continue unmodified, in full force and effect and constitute legal and binding obligations of the Parties in accordance with their terms. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein. This Amendment forms an integral and inseparable part of the Agreement.

Section 3.2 Representations and Warranties of the Company. The Company hereby represents and warrants to Parent and Merger Sub that: (i) the Company has the requisite corporate power and authority to execute and deliver this Amendment, to perform its obligations hereunder, (ii) the execution, delivery and performance by the Company of this Amendment has been duly and validly authorized by the Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Amendment, and (iii) this Amendment has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

Section 3.3 Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub jointly and severally represent and warrant to the Company that: each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Amendment and perform its obligations hereunder. The execution, delivery and performance by each of Parent and Merger Sub of this Amendment has been duly authorized and approved by all necessary actions, and no other action on the part of Parent or Merger Sub is necessary to adopt this Amendment or to authorize or approve the execution and delivery of this Amendment. This Amendment has been duly executed and delivered by each of Parent and Merger Sub, and assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions. No vote or consent of the holders of any class or series of share capital of Parent is necessary to approve this Amendment.

Section 3.4 Effect of Amendment. This Amendment shall form a part of the Agreement for all purposes, and each Party shall be bound hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the Parties.

Section 3.5 Other Miscellaneous Terms. The provisions of Article 10 (Miscellaneous) of the Agreement shall apply mutatis mutandis to this Amendment, and to the Agreement as amended by this Amendment, taken together as a single agreement, reflecting the terms therein as amended by this Amendment.

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IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Amendment to be signed by their respective officers or directors thereunto duly authorized as of the date first written above.

LAKESHORE BIOPHARMA CO., LTD

By:	/s/ Jutao (Adam) Zhao
	Name:	Jutao (Adam) Zhao
	Title:	Chairperson of the Special Committee of the Board of Directors

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Amendment to be signed by their respective officers or directors thereunto duly authorized as of the date first written above.

Oceanpine Skyline Inc.

By:	/s/ NAN Shaodeng
	Name:	NAN Shaodeng
	Title:	Director

Oceanpine Merger Sub Inc.

By:	/s/ NAN Shaodeng
	Name:	NAN Shaodeng
	Title:	Director

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]